As filed with the Securities and Exchange Commission on July 3, 2025

Registration No. 333-283248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

____________________________

DELIXY HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)

____________________________

Not Applicable
(Translation of Registrants name into English)

Cayman Islands	5172	Not Applicable
(State or Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

883 North Bridge Road
#04-01
Southbank
Singapore 198785
+65 6291 3184

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

____________________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, New York 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________________

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Fl. New York, NY 10017 Tel: (212) 588-0022	W. David Mannheim, Esq. Ashley Wu, Esq. Kathryn Simons, Esq. Nelson Mullins Riley & Scarborough LLP 301 Hillsborough Street Suite 1400 Raleigh NC 27603 Tel: (919) 329-3804

____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term new or revised financial accounting standard refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (the “Post Amendment No. 2”) is being filed solely for the purpose of filing Exhibit 23.1 to this registration statement on Form F-1 (File No. 333-283248) or the Registration Statement, and to amend and restate the exhibit index set forth in Part II of the Registration Statement. This Post Amendment No. 2 consists only of the facing page, this Explanatory Note, Part II of the Registration Statement, the signature pages to the Registration Statement and the filed exhibits. This Post Amendment No. 2 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Cayman Islands’ laws do not prohibit or restrict a company from indemnifying its directors and officers against personal liability for any loss they may incur arising out of the Company’s business, except to the extent such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The indemnity extends only to liability for their own negligence and breach of duty other than breaches of fiduciary duty and not where there is evidence of dishonesty, willful default or fraud.

Our Amended Memorandum and Articles of Association permits, to the fullest extent permissible under Cayman Islands law, indemnification of our Executive Officers and Directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by them, other than by reason of their own dishonesty, willful default or fraud, in connection with the execution or discharge of their duties, powers, authorities or discretion as Directors or Executive Officers of our Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by them in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our Directors and Executive Officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our Company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our Company or to be in default thereof, or where the Cayman Islands courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our Executive Officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Executive Officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

On May 16, 2024, our Company was incorporated in the Cayman Islands and the one initial share held by Conyers Corporate Services (Cayman) Limited was transferred to Mr. Xie for cash at par. Per the reorganization on August 21, 2024, Mr. Xie was issued an additional 99,999 shares, and on the same date, he transferred 18.62%, 4.90%, 4.90%, 4.90% and 3.34% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On November 6, 2024, Mega Origin transferred its entire equity interest in Delixy to us in consideration of our allotment and issue to it of one share credited as fully paid. On November 19, 2024, Mr. Xie transferred his 63.34% interest in our Company to his wholly-owned company, Mega Origin, for cash at par.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)     Exhibits

See “Exhibit Index” beginning on page II-4 of this registration statement.

(b)    Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the data is shown in the financial statements or notes thereto.

ITEM 9.    UNDERTAKINGS

(a)     The undersigned Registrant hereby undertakes:

1.      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.      That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.      To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5.      That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.      That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

7.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Form of Underwriting Agreement
3.1**	Amended and Restated Memorandum of Association and Form of Amended and Restated Articles of Association of the Registrant
5.1**	Opinion of Conyers Dill & Pearman regarding the validity of Ordinary Shares being registered
8.1**	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
10.1**	Employment Agreement between the Registrant and Mr. Xie, Dongjian
10.2**	Employment Agreement between the Registrant and Ms. Chu, Tianshu
10.3**	Employment Agreement between the Registrant and Ms. Yao, Yuan
10.4**	Independent Director Offer Letter between Delixy Holdings Limited and Mr. Lay Shi Wei
10.5**	Independent Director Offer Letter between Delixy Holdings Limited and Mr. Yap Beng Tat, Richard
10.6**	Independent Director Offer Letter between Delixy Holdings Limited and Mr. Wang Jinxiao
10.7**	Delixy Equity Incentive Plan
10.8**	Form of Purchase Agreement for crude oil and oil-based products between the Registrant and the supplier
10.9**	Form of Sale Agreement for crude oil and oil-based products between the Registrant and the customer
10.10**	Loan Agreement between Delixy Energy and Mega Origin dated January 1, 2024
10.11**	Sale and Purchase Agreement between the Company and Wisecome Oil Pte. Ltd. dated June 28, 2024
10.12**	Director Offer Letter between Delixy Holdings Limited and Ms. Chu, Tianshu
10.13**	Director Offer Letter between Delixy Holdings Limited and Mr. Xie, Dongjian
10.14**	Extension Agreement, dated December 31, 2024, to the Loan Agreement between Delixy Energy and Mega Origin, dated January 1, 2024
14.1**	Code of Ethics of the Registrant
14.2**	Insider Trading Policy of the Registrant
14.3**	Executive Compensation Recovery Policy
21.1**	List of Subsidiaries of the Registrant
23.1*	Consent of OneStop Assurance PAC
23.2**	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3**	Consent of Frost & Sullivan
24.1**	Form of Power of Attorney (included on signature pages)
99.1**	Audit Committee Charter
99.2**	Compensation Committee Charter
99.3**	Nomination Committee Charter
99.4**	Consent of Mr. Lay Shi Wei as an independent director nominee
99.5**	Consent of Mr. Yap Beng Tat, Richard as an independent director nominee
99.6**	Consent of Mr. Wang Jinxiao as an independent director nominee
99.7**	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107**	Filing Fee Table

____________

*        Filed herewith

**      Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Post-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on July 3, 2025.

DELIXY HOLDINGS LIMITED
By:	/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Executive Chairman, Chief Executive Officer and Executive Director

POWER OF ATTORNEY

We, the undersigned Directors and Executive Officers of Delixy Holdings Limited and its subsidiaries hereby severally constitute and appoint Mr. Xie, Dongjian and Ms. Chu, Tianshu, singly (with full power to act alone), our true and lawful attorney-in-fact and agent with full power of substitution and resubstitution in him/her for him/her and in his/her name, place and stead, and in any and all capacities, to sign this Registration Statement on Form F-1 and any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and him/her, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Name and Title	Date
/s/ Xie, Dongjian	Executive Chairman, Chief Executive Officer and	July 3, 2025
Mr. Xie, Dongjian	Executive Director (Principal Executive Officer)

/s/ Chu, Tianshu	Executive Director and Chief Financial Officer	July 3, 2025
Ms. Chu, Tianshu	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, NY, United States of America on July 3, 2025.

AUTHORIZED U.S. REPRESENTATIVE
By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President on behalf of Cogency Global Inc.